Exhibit 99.1

ASUR Reports 2Q23 Financial Results

Total passenger traffic in 2Q23 increased 3.5% YoY

Mexico City, July 24, 2023 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and six-month month periods ended June 30, 2023.

2Q23 Highlights1

Table 1: Financial & Operational Highlights [1]
	Second Quarter		% Chg
	2022	2023
Financial Highlights
Total Revenue	6,319,709	6,156,443	(2.6)
Mexico	4,557,925	4,541,133	(0.4)
San Juan	1,065,470	1,036,616	(2.7)
Colombia	696,314	578,694	(16.9)
Commercial Revenues per PAX	119.6	122.3	2.3
Mexico	142.8	141.7	(0.8)
San Juan	159.0	146.4	(7.9)
Colombia	39.7	40.7	2.5
EBITDA	4,040,629	4,160,306	3.0
Net Income	2,844,469	2,649,413	(6.9)
Majority Net Income	2,661,548	2,444,711	(8.1)
Earnings per Share (in pesos)	8.8718	8.1490	(8.1)
Earnings per ADS (in US$)	5.1774	4.7556	(8.1)
Capex	436,865	152,927	(65.0)
Cash & Cash Equivalents	7,331,083	14,474,035	97.4
Net Debt	5,047,003	(1,326,708.00)	n/a
Net Debt/ LTM EBITDA	0.4	(0.1)	n/a
Operational Highlights
Passenger Traffic
Mexico	9,817,127	10,697,831	9.0
San Juan	2,783,495	3,198,859	14.9
Colombia	4,106,959	3,389,611	(17.5)
•
Total passenger traffic increased 3.5% compared to 2Q22. By country of operations, 2Q23 passenger traffic showed the following YoY variations:
•
Mexico: increased by 9.0%, reflecting increases of 16.5% and 2.5% in domestic and international traffic, respectively.
•
Puerto Rico (Aerostar): increased by 14.9%, resulting from increases of 12.1% and 44.1% in domestic and international traffic, respectively.
•
Colombia (Airplan): decreased 17.5%, with declines of 20.3% and 3.5% in domestic and international traffic, respectively, mainly reflecting the suspension of operations of Viva Air and Ultra Air in 1Q23.
•
Revenues declined 2.6% year-over-year to Ps.6,156.4 million. Excluding construction revenue, revenue increased 5.2% compared to 2Q22.
•
Consolidated commercial revenue per passenger reached Ps.122.3 million.
•
Consolidated EBITDA increased 3.0% year-over-year to Ps.4,160.3 million.

ASUR 2Q23 Page 1 of 26

•
Adjusted EBITDA margin (excluding the effect of IFRIC 12) declined to 69.1% from 70.5% in 2Q22.
•
Cash position of Ps.14,474.0 million, with Net Debt to EBITDA LTM ratio of negative 0.1x.

2Q23 Earnings Call

Date & Time: Tuesday, July 25, 2023 and 10:00 AM US ET; 8:00 AM Mexico City Time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13740169

Replay: Tuesday, July 25, 2023 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, August 1, 2023. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International). Access Code: 13740169.

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and six-month periods ended June 30, 2023, and the equivalent three- and six-month periods ended June 30, 2022. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 17.1358 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP243.4300 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

Passenger Traffic

ASUR's total passenger traffic in 2Q23 increased by 3.5% year-over-year to 17.3 million.

Total passenger traffic in Mexico increased by 9.0% year-over-year to 10.7 million in 2Q13, with domestic and international traffic showing increases of 16.5% and 2.5%, respectively.

In Puerto Rico, total passenger traffic in 2Q23 increased by 14.9% year-over-year to 3.2 million, reflecting increases of 12.1% in domestic traffic and 44.1% in international traffic.

Total passenger traffic in Colombia for 2Q23 declined 17.5% YoY to 3.4 million passengers, with domestic and international traffic declining by 20.3% and 3.5%, respectively, mainly reflecting the suspension of operations of Viva Air and Ultra Air since 1Q23.

On page 19 of this report you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total México	9,817,127	10,697,831	9.0	18,837,881	21,771,122	15.6
- Cancun	7,573,042	8,153,866	7.7	14,614,988	16,638,564	13.8
- 8 Others Airports	2,244,085	2,543,965	13.4	4,222,893	5,132,558	21.5
Domestic Traffic	4,518,674	5,265,236	16.5	8,264,362	10,049,424	21.6
- Cancun	2,559,200	3,006,582	17.5	4,640,847	5,603,062	20.7
- 8 Others Airports	1,959,474	2,258,654	15.3	3,623,515	4,446,362	22.7
International traffic	5,298,453	5,432,595	2.5	10,573,519	11,721,698	10.9
- Cancun	5,013,842	5,147,284	2.7	9,974,141	11,035,502	10.6
- 8 Others Airports	284,611	285,311	0.2	599,378	686,196	14.5
Total San Juan, Puerto Rico	2,783,495	3,198,859	14.9	5,174,214	6,105,897	18.0
Domestic Traffic	2,542,024	2,850,826	12.1	4,755,038	5,492,755	15.5
International traffic	241,471	348,033	44.1	419,176	613,142	46.3
Total Colombia	4,106,959	3,389,611	(17.5)	7,678,932	7,274,928	(5.3)
Domestic Traffic	3,415,937	2,723,025	(20.3)	6,467,279	5,899,180	(8.8)
International traffic	691,022	666,586	(3.5)	1,211,653	1,375,748	13.5
Total traffic	16,707,581	17,286,301	3.5	31,691,027	35,151,947	10.9
Domestic Traffic	10,476,635	10,839,087	3.5	19,486,679	21,441,359	10.0
International traffic	6,230,946	6,447,214	3.5	12,204,348	13,710,588	12.3
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

ASUR 2Q23 Page 2 of 26

Table 3: % YoY Change in Passenger Traffic 2023 & 2022
Region	January	February	March	April	May	June	Total
México	33.6%	25.6%	11.8%	9.8%	6.8%	10.3%	15.6%
Domestic Traffic	35.0%	29.3%	20.1%	16.8%	13.9%	19.0%	21.6%
International Traffic	32.4%	22.9%	6.2%	4.2%	0.1%	3.0%	10.9%
Puerto Rico	37.8%	20.5%	9.3%	6.5%	15.5%	22.3%	18.0%
Domestic Traffic	36.8%	18.1%	6.4%	3.0%	12.6%	20.5%	15.5%
International Traffic	49.6%	50.3%	47.9%	49.9%	50.0%	36.4%	46.3%
Colombia	16.6%	21.7%	(9.1%)	(18.2%)	(14.2%)	(19.8%)	(5.3%)
Domestic Traffic	10.5%	16.8%	(12.2%)	(21.2%)	(16.5%)	(22.9%)	(8.8%)
International Traffic	50.8%	51.3%	9.1%	(2.7%)	(2.9%)	(4.9%)	13.5%
Total	29.8%	23.9%	6.7%	2.7%	3.2%	4.5%	10.9%
Domestic Traffic	26.6%	22.4%	6.0%	1.2%	4.1%	5.0%	10.0%
International Traffic	34.9%	26.0%	7.6%	4.9%	1.6%	3.8%	12.3%

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total Revenues	6,319,709	6,156,443	(2.6)	11,745,514	12,605,852	7.3
Aeronautical Services	3,533,790	3,710,976	5.0	6,715,806	7,588,394	13.0
Non-Aeronautical Services	2,194,402	2,313,978	5.4	4,186,884	4,736,590	13.1
Total Revenues Excluding Construction Revenues	5,728,192	6,024,954	5.2	10,902,690	12,324,984	13.0
Construction Revenues	591,517	131,489	(77.8)	842,824	280,868	(66.7)
Total Operating Costs & Expenses	2,609,840	2,252,366	(13.7)	4,707,385	4,688,124	(0.4)
Other Revenues				45,547		n/a
Operating Profit	3,709,869	3,904,077	5.2	7,083,676	7,917,728	11.8
Operating Margin	58.7%	63.41%	471 bps	60.3%	62.81%	250 bps
Adjusted Operating Margin [1]	64.8%	64.80%	0 bps	65.0%	64.24%	(73 bps)
EBITDA	4,040,629	4,160,306	3.0	7,716,914	8,690,708	12.6
EBITDA Margin	63.94%	67.58%	364 bps	65.70%	68.94%	324 bps
Adjusted EBITDA Margin [2]	70.54%	69.05%	(149 bps)	70.78%	70.51%	(27 bps)
Net income	2,844,469	2,649,413	(6.9)	5,194,231	5,251,658	1.1
Net majority income	2,661,548	2,444,711	(8.1)	4,855,257	4,957,073	2.1
Earnings per Share	8.8718	8.1490	(8.1)	16.1842	16.5236	2.1
Earnings per ADS in US$	5.1774	4.7556	(8.1)	9.4447	9.6427	2.1

Total Commercial Revenues per Passenger [3]	119.6	122.3	2.3	120.2	122.8	2.1
Commercial Revenues	2,019,045	2,135,266	5.8	3,849,500	4,363,641	13.4
Commercial Revenues from Direct Operations per Passenger [4]	22.0	23.2	5.8	22.5	23.7	5.2
Commercial Revenues Excl. Direct Operations per Passenger	97.6	99.1	1.5	97.7	99.1	1.4

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

Consolidated Revenues

Consolidated Revenues for 2Q23 declined 2.6% YoY, or Ps.163.3 million, to Ps.6,156.4 million, mainly due to the following increases:

•
5.0% in revenues from aeronautical services to Ps.3,711.0 million. Mexico contributed Ps.2,766.4 million, while Puerto Rico and Colombia accounted for Ps.470.7 million and Ps.142.3 million, respectively; and

ASUR 2Q23 Page 3 of 26

•
5.4% in revenues from non-aeronautical services to Ps.2,314.0 million. Mexico contributed Ps.1,701.0 million, while Puerto Rico and Colombia accounted for Ps.508.9 million and Ps.435.7 million, respectively.

These increases were partially offset by a 77.8%, or Ps.460.0 million, YoY decline in construction services revenues to Ps.131.5 million, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 5.2% YoY, to Ps.6,024.9 million.

Excluding revenues from construction services, Mexico represented 74.1% of ASUR´s total revenues in 2Q23, while Puerto Rico and Colombia represented 16.3% and 9.6%, respectively.

Commercial Revenues in 2Q23 increased 5.8% YoY to Ps.2,135.3 million, mainly reflecting the 3.4% increase in passenger traffic (including transit and general aviation passengers). This increase was driven by increases in commercial revenues of 8.2% to Ps.1,524.8 million in Mexico and 5.9% to Ps.468.3 million in Puerto Rico, partly offset by a 15.4% decline to Ps.142.1 million in Colombia.

Commercial Revenues per Passenger was Ps.122.3 in 2Q23, compared to Ps.119.6 in 2Q22.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, declined 13.7% YoY, or Ps.357.5 million, to Ps.2,252.4 million in 2Q23.

Excluding construction costs, operating costs and expenses increased 5.1% YoY, or Ps.102.5 million, reflecting the following factors:

•
Mexico: increased 16.1%, or Ps.194.9 million, mainly reflecting higher costs in connection to personnel, technical assistance, energy, concession fees, security, maintenance, materials and supplies, taxes and duties, and marketing expenses. Higher professional fees, together with higher cost of sales from directly operated stores also contributed to the increase.

•
Puerto Rico: declined 14.5%, or Ps.60.0 million primarily due to the recovery of expenses under the CRRSAA Act for an amount of Ps.252.3 million in 2Q23, compared to a benefit of Ps.175.2 million in 2Q22. Excluding this effect, expenses would have increased 2.9%, mainly reflecting increases in professional fees, materials and supplies, and maintenance costs, all of which were partially offset by a decrease in personnel and energy costs.

•
Colombia: declined 8.2%, or Ps.32.3 million, mainly reflecting higher concession fee payments, along with depreciation and amortization. This was partly offset by increases in professional fees and bad debt provisions resulting from the suspension of operations of Viva Air and Ultra Air in 1Q23.

Cost of Services increased 11.8%, or Ps.105.2 million, mainly reflecting YoY increases in personnel costs, surveillance and cleaning services, maintenance and conservation, electricity, materials and supplies, taxes and duties; as well as in the cost of revenues from concession stores operated directly by ASUR. These increases were partially offset by the impact from the recovery of expenses in 2Q23 in connection with the application of the CRRSAA Act for an amount of Ps.252.3 million compared to Ps.175.2 million in 2Q22.

Construction Costs declined 77.8% YoY, or Ps.460.0 million. This was mainly driven by YoY declines in construction costs of 85.6%, or Ps.436.9 million in Mexico and 28.9%, or Ps.23.1 million in Puerto Rico, partially offset by an increase of 2.0% in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 4.8% YoY.

Consolidated Technical Assistance declined by 4.7% YoY mainly reflecting the consolidation in 2Q23 of a subsidiary in Colombia 100% owned by ASUR, thus eliminating intercompany effects.

Concession Fees declined 0.1% YoY, principally reflecting the decline in concession fees in Colombia, offset by increases of 9.8% in Mexico, and 2.0% in Puerto Rico, mainly due to higher regulated revenues in these two counties which is a factor in the calculation of the concession fee.

ASUR 2Q23 Page 4 of 26

Depreciation and Amortization increased 0.5% YoY, or Ps.2.5 million, principally due to an increase of 17.4%, or Ps.38.7 million in Mexico, partly offset by declines of 13.0%, or Ps.13.1 million in Colombia and 12.7%, or Ps.23.1 million in Puerto Rico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,904.1 million in 2Q23 representing an operating margin of 63.4%, up from Ps.3,709.9 million in 2Q22 and an operating margin of 58.7% in 2Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia and Puerto Rico was 64.8% in 2Q23 compared to 64.8% in 2Q22. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA increased 3.0%, or Ps.119.7 million, to Ps.4,160.3 million in 2Q23, from Ps.4,040.6 million in 2Q22. By country of operations, EBITDA increased YoY by 8.6% or Ps.264.1 million to Ps.3,322.4 million in Mexico, and declined by 7.9%, or Ps.46.0 million, to Ps.533.7 million in Puerto Rico, and by 24.4%, or Ps.98.4 million, to Ps.304.2 million in Colombia. Consolidated EBITDA margin in 2Q23 was 67.6% up from 63.9% in 2Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.1% in 2Q23, compared to 70.5% in 2Q22.

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six – Months		% Chg
	2022	2023		2022	2023
Interest Income	74,129	296,670	300.2	154,497	561,730	263.6
Interest Expense	(20,828)	(281,678)	1,252.4	(246,929)	(587,670)	138.0
Foreign Exchange Gain (Loss), Net	55,020	(344,984)	n/a	(40,876)	(831,892)	1,935.2
Total	108,321	(329,992)	n/a	(133,308)	(857,832)	543.5

In 2Q23 ASUR reported a Ps.330.0 million Consolidated Comprehensive Financing Loss, compared to a Ps.108.3 million gain in 2Q22.

During 2Q23 ASUR reported a foreign exchange loss of Ps.345.0 million, resulting from the 5.0% quarter-end appreciation of the Mexican peso against the U.S. dollar (1.9% average appreciation) during the period, together with a U.S. dollar net asset position. This compares to a Ps.55.0 million foreign exchange gain in 2Q22 resulting from the 1.1% quarter-end depreciation of the Mexican peso (0.6% average depreciation) on a U.S. dollar net asset position.

Interest expense increased Ps.260.8 million, or 1,252.4% YoY, mainly reflecting a Ps.223.7 million benefit in 2Q22 from the amortization of the fair value of the loan originated in the acquisition of Airplan in Colombia, which did not occur in 2Q23, as well as higher interest rates in Mexico and the issuance of bonds in Puerto Rico in July 2022.

Interest income increased Ps.222.5 million, or 300.2% YoY reflecting a higher cash balance position.

Income Taxes

Income Taxes for 2Q23 declined Ps.49.6 million YoY, principally due to the following variations:

•
A Ps.63.1 million decline in income taxes, reflecting mainly a lower taxable income base in Mexico and Colombia.

•
A Ps.14.1 million increase in deferred income taxes, mainly in Mexico resulting from an increase in the taxable base caused by deflation of 0.1% 2Q23, compared to inflation of 1.6% in 2Q22, partially offset by a lower taxable

ASUR 2Q23 Page 5 of 26

base in Colombia reflecting the amortization in 2Q22 of the fair value of the loan originated from the acquisition of this business.

Majority Net Income

ASUR reported Majority Net Income of Ps.2,444.7 million in 2Q23, compared to Ps.2,661.5 million in 2Q22. This resulted in earnings per common share in 2Q23 of Ps.8.1490, or earnings per ADS of US$4.7556 (one ADS represents ten series B common shares). This compares to earnings per share of Ps.8.8718, or earnings per ADS of US$5.1774 for 2Q22.

Net Income

ASUR reported Net Income of Ps.2,649.4 million in 2Q23, declining 6.9%, or Ps.195.0 million, from Ps.2,844.5 million in 2Q22.

Consolidated Financial Position

Airport concessions represented 71.8% of ASUR’s total assets on June 30, 2023, with current assets representing 27.5% and other assets 0.7%.

Cash and cash equivalents as of June 30, 2023, amounted to Ps.14,474.0 million, a 9.9% increase from Ps.13,175.0 million as of December 31, 2022. Mexico, Colombia and Puerto Rico contributed with Ps.10,013.0 million, Ps.1,676.8 million and Ps.2,784.2 million in cash and cash equivalents, respectively.

As of June 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,635.7 million, (ii) goodwill of Ps.818.6 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.463.6 million, and (iv) a minority interest of Ps.4,842.7 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2023: (i) the recognition of a net intangible asset of Ps.832.4 million, (ii) goodwill of Ps.1,344.2 million, (iii) deferred taxes of Ps.216.7 million, and (iv) a Ps.213.1 million recognition of bank loans at fair value.

Stockholders’ equity as of June 30, 2023, was Ps. 46,708.3 million and total liabilities were Ps. 22,035.8 million, representing 67.9% and 32.1% of ASUR’s total assets, respectively. Deferred liabilities represented 13.4% of ASUR’s total liabilities.

Total Debt at quarter-end declined 13.5% to Ps.13,147.3 million from Ps.15,204.8 million on December 31, 2022, mainly reflecting the FX conversion impact on the Notes issued by Aerostar in Puerto Rico reflecting peso appreciation against the U.S. dollar. This was partially offset by principal payments of Ps.712.5 million in Mexico and Ps.99.8 million in Puerto Rico.

On June 30, 2023, 25.0% of ASUR’s Total Debt was denominated in Mexican pesos, 68.1% in U.S. Dollars (at Aerostar in Puerto Rico) and 6.9% in Colombian pesos.

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through 2035. All long-term debt is collateralized by Aerostar’s assets.

LTM Net Debt-to-LTM EBITDA stood at negative 0.1x at the close of 2Q23, while the Interest Coverage Ratio was 11.5x. This compares with LTM Net Debt-to-LTM EBITDA of 0.4x and an Interest Coverage Ratio of 10.5x at June 30, 2022, respectively.

Table 6: Consolidated Debt Indicators
	June 30, 2022	December 31, 2022	June 30, 2023
Leverage

ASUR 2Q23 Page 6 of 26

Total Debt/ LTM EBITDA (Times) [1]	0.9	0.9	0.8
Total Net Debt/ LTM EBITDA (Times) [2]	0.4	0.1	(0.1)
Interest Coverage Ratio [3]	10.5	12.6	11.5
Total Debt	12,378,086	15,204,761	13,147,327
Short-term Debt	1,052,187	1,869,996	1,881,660
Long-term Debt	11,325,899	13,334,765	11,265,667
Cash & Cash Equivalents	7,331,083	13,174,991	14,474,035
Total Net Debt [4]	5,047,003	2,029,770	(1,326,708)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Canun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000 M	Santander 2,650 M	Syndicated Loan 440,000 M
Interest rate	5.75%	4.92%	6.75%	TIIE + 1.4 pp	TIIE +1.5 pp	DTF + 4pp
Principal Balance as of June 30, 2023	283.0	200.0	42.0	1,950.0	1,337.5	167,897.5
2023	5.8	-	-	100.0	662.5	-
2024	12.4	-	-	200.0	675.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On November 30, 2022 Cancun Airport pre-paid Ps.650 million of the loan from Santander.

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 2Q23 with a solid financial position, with cash and cash equivalents totaling Ps.14,474.0 million and Ps.13,147.3 million in Total Debt. A total of Ps.812.3 million in principal amount of outstanding debt payments is due in 3Q23.

The following table shows the liquidity position for each of ASUR’s regions of operations:

ASUR 2Q23 Page 7 of 26

Table 8: Liquidity Position at March 31, 2023
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (July – September 2023)
Mexico	10,012,963	3,282,061	1,535,964	1,746,097	712,500
Puerto Rico	2,784,289	8,952,393	339,123	8,613,270	99,845
Colombia	1,676,783	912,873	6,573	906,300	0
Total	14,474,035	13,147,327	1,881,660	11,265,667	812,345

Table 9: Principal Debt Payments as of June 30, 2023
Figures in Thousands of Mexican Pesos
Region of Operation	2023	2024	2025	2026/2035
México	762,500	875,000	275,000	1,375,000
Puerto Rico	99,845	212,275	233,081	8,450,482
Colombia	0	0	204,881	389,219
Total	862,345	1,087,275	712,962	10,214,701

[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.17.1358= US$1.00

[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP.243.4300=Ps.1.00

Note: Figures only reflects principal payments.

Table 10: Debt Ratios at June 30, 2023
Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	13,290,597	473,382	28.1	3.0
Puerto Rico [2]	1,999,703	678,656	2.9	1.1
Colombia [3]	1,192,531	286,066	4.2	1.2
Total	16,482,831	1,438,104	11.5

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,999,7 million and LTM Debt Service was Ps.678,6 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1,192.5 million and Debt Service was Ps.286.1 million.

Accounts Receivables

Accounts receivables increased 7.2% YoY in 2Q23, reflecting higher business activity as passenger traffic increased across ASUR’ s airport network.

On February 28 and March 29, 2023, Viva Colombia and Ultra Air suspended operations. During 2022, these two companies accounted for 17.4% and 1.9% of passenger traffic in Colombia, respectively. At the end of 2Q23, these two companies owed ASUR Ps.13.5 million and Ps.9.5 million, respectively.

Table 11: Accounts Receivable as of June 30, 2023

Figures in Thousands of Mexican Pesos

Region	2Q22	2Q23	% Chg.

ASUR 2Q23 Page 8 of 26

Mexico	1,529,112	1,741,418	13.9
Puerto Rico	150,557	156,871	4.2
Colombia	139,889	52,180	(62.7)
Total	1,819,558	1,950,469	7.2

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.152.9 million in 2Q23. Of this amount, Ps.81.3 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.70.9 million were invested by Aerostar in Puerto Rico and Ps.0.7 million were invested by Airplan in Colombia. This compares to Ps.436.9 million invested in 2Q22, of which Ps.346.3 million were invested in Mexico, Ps.89.7 million in Puerto Rico and Ps.0.8 million in Colombia.

During 1H23, ASUR invested Ps.295.9 million in CapEx, of which Ps.151.5 million were allocated to the modernization of its Mexican airports within the framework of its development plan, Ps.137.6 million to Aerostar in Puerto Rico and Ps.6.7 million to Airplan in Colombia. This compares with Ps.752.7 million invested in 2Q22, of which Ps.586.4 million were allocated to its Mexican airports, Ps.164.6 million to Puerto Rico and Ps.1.7 million to Colombia.

2Q23 Relevant Events

Joint Business Investment to Develop and Build and International Airport in Bavaro, Dominican Republic

In 2023, ASUR, through a subsidiary in the United States, entered into an investment agreement with CVC One, Inc. and Grupo Abrisa, S.R.L. for the purposes of developing and constructing an international airport in Bavaro, Dominican Republic. As of June 30, 2023, ASUR has made equity investments in Aeropuerto Internacional de Bavaro AIB, S.A.S. (i.e. the venture created to develop this project) totaling US$17.8 million before the start of the construction. ASUR expects to maintain a 25% stake in the venture with a total estimated investment amount of US$66.0 million once construction is completed.

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg	Six – Months		% Chg
	2022	2023		2022	2023
Total Passengers	9,868	10,764	9.1	18,939	21,899	15.6

Total Revenues	4,557,925	4,541,133	(0.4)	8,431,401	9,316,279	10.5
Aeronautical Services	2,466,285	2,766,378	12.2	4,680,279	5,631,981	20.3
Non-Aeronautical Services	1,580,944	1,700,963	7.6	3,063,730	3,527,025	15.1
Construction Revenues	510,696	73,792	(85.6)	687,392	157,273	(77.1)
Total Revenues Excluding Construction Revenues	4,047,229	4,467,341	10.4	7,744,009	9,159,006	18.3

Total Commercial Revenues	1,408,624	1,524,765	8.2	2,732,365	3,161,011	15.7
Commercial Revenues from Direct Operations	274,994	334,650	21.7	545,492	334,650	(38.7)
Commercial Revenues Excluding Direct Operations	1,133,630	1,190,115	5.0	2,186,873	2,826,361	29.2

Total Commercial Revenues per Passenger	142.8	141.6	(0.8)	144.3	144.3	0.0
Commercial Revenues from Direct Operations per Passenger [1]	27.9	31.1	11.6	28.8	15.3	(46.9)
Commercial Revenues Excl. Direct Operations per Passenger	114.9	110.6	(3.8)	115.5	129.1	11.8

For the purposes of this table, approximately 50.5 and 66.6 thousand transit and general aviation passengers are included in 2Q22 and 2Q23 respectively. while 100.9 and 127.6 thousand transit and general aviation passengers are included in 6M22 and 6M23.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

ASUR 2Q23 Page 9 of 26

Mexico Revenues declined 0.4% YoY to Ps.4,541.1 million.

Excluding construction, revenues increased 10.4% YoY, mainly reflecting increases of 12.2% in revenues from aeronautical services and 7.6% in revenues from non-aeronautical services, resulting principally from the 9.0% increase in passenger traffic (including transit and general aviation passengers).

Commercial Revenues increased 8.2% YoY, principally reflecting the 9.1% increase in passenger traffic as shown in Table 12. Commercial Revenues per Passenger for 2Q23 was Ps.141.6 compared to Ps.142.8 in 2Q22.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 20 new commercial spaces, 10 of which were opened at Cancun, one each at Cozumel and Huatulco airports, three at Oaxaca airport and 4 at Merida airports. More details of these openings can be found on page 20 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since June 30,2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q23	6M23
Advertising	52.3%	51.9%	Cancun	10
Car rental	29.4%	26.0%	Retail	5
Car parking	28.7%	33.6%	Car rental	2
Food and Beverage	19.7%	21.4%	Other Revenues	2
Ground Transportation	9.1%	17.5%	Banks and foreign exchange	1
Other Revenues	4.2%	10.1%	8 Others airports	9
Retail	1.8%	13.8%	Retail	5
Duty Free	(0.2%)	9.3%	Banks and foreign exchange	1
Teleservices	(9.9%)	11.0%	Car rental	2
Banks and foreign exchange	(20.2%)	(4.5%)	Ground Transportation	1
Total Commercial Revenues	8.2%	15.7%	Mexico	19
			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Cost of Services	569,347	689,629	21.1	1,086,037	1,312,734	20.9
Administrative	72,825	76,325	4.8	142,130	153,566	8.0
Technical Assistance	160,408	174,434	8.7	308,803	364,745	18.1
Concession Fees	186,475	204,826	9.8	346,987	411,827	18.7
Depreciation and Amortization	222,712	261,444	17.4	438,296	517,681	18.1
Operating Costs and Expenses Excluding Construction Costs	1,211,767	1,406,658	16.1	2,322,253	2,760,553	18.9
Construction Costs	510,696	73,792	(85.6)	687,392	157,273	(77.1)
Total Operating Costs & Expenses	1,722,463	1,480,450	(14.1)	3,009,645	2,917,826	(3.1)

Total Mexico Operating Costs and Expenses declined 14.1% YoY, or Ps.242.0 million. Excluding construction costs, operating costs and expenses increased 16.1%, or Ps.194.9 million, mainly reflecting higher personnel expenses, technical assistance, energy, concession fees, security and maintenance costs, materials and supplies, taxes and duties, professional fees and marketing expenses. Higher cost of sales at stores operated by ASUR also contributed to the increase in costs.

Cost of Services increased 21.1% YoY, primarily due to increases in surveillance and cleaning services, maintenance and conservation, materials and supplies, insurance and bonds, electricity, taxes and fees, professional fees and marketing expenses; together with higher cost of sales at stores directly operated by ASUR along with personnel expenses.

ASUR 2Q23 Page 10 of 26

Administrative Expenses increased 4.8% YoY.

The Technical Assistance fee paid to ITA increased 8.7% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 9.8%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 17.4% YoY, reflecting the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Interest Income	63,054	216,770	243.8	132,626	401,189	202.5
Interest Expense	(106,615)	(117,682)	10.4	(201,574)	(253,060)	25.5
Foreign Exchange Gain (Loss), Net	55,518	(344,478)	n/a	(40,388)	(831,371)	1,958.5
Total	11,957	(245,390)	n/a	(109,336)	(683,242)	524.9

ASUR’s Mexico operations reported a Ps.245.4 million Comprehensive Financing Loss in 2Q23, compared to an Ps.11.9 million gain in 2Q22. This was mainly due to a foreign exchange gain loss of Ps.344.5 million in 2Q23 resulting from the 5.0% quarter-end appreciation of the Mexican peso (1.9% average appreciation) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.55.5 million foreign exchange gain in 2Q22, resulting from the 1.1% quarter-end depreciation of the Mexican peso during that period (0.6% average depreciation) against the U.S. dollar on a foreign currency net asset position.

Interest expenses increased 10.4% YoY, or Ps.11.1 million reflecting interest rate increases. Interest income increased 243.8% YoY or Ps.153.7 million, resulting from a higher cash balance.

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total Revenue	4,557,925	4,541,133	(0.4)	8,431,401	9,316,279	10.5
Total Revenues Excluding Construction Revenues	4,047,229	4,467,341	10.4	7,744,009	9,159,006	18.3
Operating Profit	2,835,462	3,060,683	7.9	5,421,756	6,398,453	18.0
Operating Margin	62.2%	67.4%	519 bps	64.3%	68.7%	438 bps
Adjusted Operating Margin [1]	70.1%	68.5%	(155 bps)	70.0%	69.9%	(15 bps)
Net Profit [2]	2,053,242	1,978,141	(3.7)	3,934,765	4,128,265	4.9
EBITDA	3,058,270	3,322,367	8.6	5,860,677	6,916,382	18.0
EBITDA Margin	67.1%	73.2%	606 bps	69.5%	74.2%	473 bps
Adjusted EBITDA Margin [3]	75.6%	74.4%	(119 bps)	75.7%	75.5%	(17 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.299.4 million and 327.6 million in 2Q23 and 2Q22, respectively, for Airplan Ps.205.6 million and Ps.142.3 million in 2Q23 and 2Q22, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,060.7 million in 2Q23 and an Operating Margin of 67.4%. This compares to an Operating Gain of Ps.2,835.5 million and an Operating Margin of 62.2% in 2Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 68.5% in 2Q23, compared to 70.1% in 2Q22.

ASUR 2Q23 Page 11 of 26

EBITDA increased 8.6%, or Ps.264.1 million, to Ps.3,322.4 million in 2Q23, from Ps.3,058.3 million in 2Q22. EBITDA margin in 2Q23 was 73.2% compared to 67.1% in 2Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 74.4% in 2Q23, compared to 75.6% in 2Q22.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of June 30, 2023 totaled Ps.5,862.4 million, with an average tariff per workload unit of Ps.262.2 (December 2022 Mexican pesos), representing approximately 64.0% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 2Q23 ASUR invested Ps.81.3 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.346.3 million in 2Q22. During 1H23, capital investments amounted to Ps.151.5 million compared to Ps.586.4 million in 1H22.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and six-month periods ended June 30, 2022 and 2023.

As of June 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,635.7 million, (ii) goodwill of Ps.818.6 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.463.6 million, and (iv) a minority interest of Ps.4,842.7 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total Passenger	2,783	3,199	14.9	5,174	6,106	18.0

Total Revenues	1,065,470	1,036,616	(2.7)	2,013,794	2,047,559	1.7
Aeronautical Services	540,053	508,939	(5.8)	1,057,131	1,037,234	(1.9)
Non-Aeronautical Services	445,305	470,703	5.7	803,136	893,520	11.3
Construction Revenues	80,112	56,974	(28.9)	153,527	116,805	(23.9)
Total Revenues Excluding Construction Revenues	985,358	979,642	(0.6)	1,860,267	1,930,754	3.8

Total Commercial Revenues	442,364	468,358	5.9	797,479	889,014	11.5
Commercial Revenues from Direct Operations	95,788	108,903	13.7	174,627	209,510	20.0
Commercial Revenues Excluding Direct Operations	346,576	359,455	3.7	622,852	679,504	9.1

Total Commercial Revenues per Passenger	159.0	146.4	(7.9)	154.1	145.6	(5.5)
Commercial Revenues from Direct Operations per Passenger [1]	34.4	34.0	(1.1)	33.8	34.3	1.7
Commercial Revenues Excl. Direct Operations per Passenger	124.5	112.4	(9.8)	120.4	111.3	(7.6)
Figures in pesos at the average exchange rate Ps.17.7012 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

ASUR 2Q23 Page 12 of 26

Puerto Rico Revenues

Total Puerto Rico Revenues declined 2.7% YoY to Ps.1,036.6 million in 2Q23.

Excluding construction services, revenues declined by 0.6%, mainly due to the following YoY variations:

•
A 5.7% increase in revenues from non-aeronautical services; and

•
A 5.8% decline in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.146.4 in 2Q23, compared to Ps.159.0 in 2Q22.

Four commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q23	6M23
Duty Free	40.6%	20.9%	Duty Free	1
Food and beverage	25.6%	30.3%	Food and beverage	2
Others revenues	17.6%	24.7%	Others revenues	1
Retail	12.3%	18.8%	Total Commercial space	4
Car parking	6.2%	9.7%
Ground Transportation	(3.2%)	5.4%
Banks and foreign exchange	(3.4%)	(2.6%)
Car rentals	(5.5%)	3.0%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising	(9.2%)	(10.2%)
Total Commercial Revenues	5.9%	11.5%

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Cost of Services	184,739	146,935	(20.5)	363,212	531,680	46.4
Concession Fees	45,695	46,628	2.0	89,758	92,766	3.4
Depreciation and Amortization	182,505	159,398	(12.7)	369,105	329,068	(10.8)
Operating Costs and Expenses Excluding Construction Costs	412,939	352,961	(14.5)	822,075	953,514	16.0
Construction Costs	80,112	56,974	(28.9)	153,527	116,805	(23.9)
Total Operating Costs & Expenses	493,051	409,935	(16.9)	975,602	1,070,319	9.7
Figures in pesos at the average exchange rate Ps.17.7012 = US. 1.00

Total Operating Costs and Expenses in Puerto Rico decreased 16.9% YoY to Ps.409.9 million in 2Q22. Construction costs in the quarter decreased 28.9% to Ps.57.0 million from Ps.80.1 million in 2Q22.

Excluding construction costs, operating costs and expenses decreased 14.5% YoY, or Ps.60.0 million. The decrease was primarily due to the recovery of expenses under the CRRSAA Act for an amount of Ps.252.3 million in 2Q23, compared to a benefit of Ps.175.2 million in 2Q22. Excluding this effect, expenses would have increased 10.9%, or Ps.39.3 million, mainly reflecting increases in professional fees, materials and supplies, and maintenance costs, all of which were partially offset by a decrease in personnel and energy costs.

ASUR 2Q23 Page 13 of 26

Cost of Services decreased 20.5% or Ps.37.8 million in 2Q23, principally reflecting the recovery of expenses from the grant received under the CRRSAA Act for an amount of Ps.252.3 million in 2Q23 compared to Ps.175.2 million in 2Q22. Excluding this effect, expenses would have increased 10.9% or Ps.39.3 million, driven by higher professional fees, materials and supplies, maintenance costs, and security services, all of which were partially offset by a decrease in personnel and energy costs.

Concession Fees paid to the Puerto Rican government increased 2.0% YoY, or Ps.0.9 million in 2Q23, in line with the terms of the concession agreement.

Depreciation and Amortization decreased 12.7% YoY, or Ps.23.1 million, principally reflecting the foreign exchange translation impact as the quarter-end and average Mexican peso exchange rate fluctuated from Ps.17.1358 and Ps.17.7012 per U.S. dollar in 2Q22, to Ps.20.1375 and Ps.20.0317 per U.S. dollar, respectively in 2Q23.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Interest Income	3,549	33,585	846.3	5,428	64,928	1,096.2
Interest Expense	(108,885)	(138,462)	27.2	(221,663)	(285,878)	29.0
Total	(105,336)	(104,877)	(0.4)	(216,235)	(220,950)	2.2
Figures in pesos at the average exchange rate Ps.17.7012 = US. 1.00

During 2Q23, Puerto Rico reported a Ps.104.9 million Comprehensive Financing Loss, compared to a Ps.105.3 million loss in 2Q22, principally due to interest accrued from the US$200.0 million bond issuance in July 2022.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million. Funds have not yet been withdrawn.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total Revenue	1,065,470	1,036,616	(2.7)	2,013,794	2,047,559	1.7
Total Revenues Excluding Construction Revenues	985,358	979,642	(0.6)	1,860,267	1,930,754	3.8
Other Revenues				45,547		n/a
Operating Profit	572,419	626,681	9.5	1,083,739	977,240	(9.8)
Operating Margin	53.7%	60.5%	673 bps	53.8%	47.7%	(609 bps)
Adjusted Operating Margin[1]	58.1%	64.0%	588 bps	58.3%	50.6%	(764 bps)
Net Income	457,302	511,751	11.9	847,435	736,460	(13.1)
EBITDA	579,751	533,715	(7.9)	1,081,293	1,053,944	(2.5)
EBITDA Margin	54.4%	51.5%	(293 bps)	53.7%	51.5%	(222 bps)
Adjusted EBITDA Margin[2]	58.8%	54.5%	(436 bps)	58.1%	54.6%	(354 bps)
Figures in pesos at the average exchange rate Ps.17.7012 = US. 1.00

ASUR 2Q23 Page 14 of 26

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico increased 9.5% to Ps.626.7 million resulting in an Operating Margin of 60.5%, from an operating profit of Ps.572.4 million and an Operating Margin of 53.7% in 2Q22.

EBITDA decreased 7.9% to Ps.533.7 million in 1Q22 from Ps.579.7 million in 2Q22. EBITDA Margin, in turn, decreased to 51.5% in 2Q23 from 54.4% in 2Q22.

Adjusted EBITDA Margin (which excludes IFRIC 12) decreased to 54.5% in 2Q23, from 58.8% in 2Q22.

Puerto Rico Capital Expenditures

During 2Q23, Aerostar made capital expenditures of Ps.70.9 million, compared to investments of Ps.89.7 million in 2Q22. Capex for 1H23 amounted to Ps.137.6 million compared to Ps.164.6 million in 1H22.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and six-month periods ended June 30, 2023 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2023: (i) the recognition of a net intangible asset of Ps.832.4 million, (ii) goodwill of Ps.1,344.2 million, (iii) deferred taxes of Ps.216.7 million, and (iv) a Ps.213.1 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Total Passenger	4,230	3,490	(17.5)	7,913	7,543	(4.7)

Total Revenues	696,314	578,694	(16.9)	1,300,319	1,242,014	(4.5)
Aeronautical Services	527,452	435,659	(17.4)	978,396	919,179	(6.1)
Non-Aeronautical Services	168,153	142,312	(15.4)	320,018	316,045	(1.2)
Construction Revenues [1]	709	723	2.0	1,905	6,790	256.4
Total Revenues Excluding Construction Revenues	695,605	577,971	(16.9)	1,298,414	1,235,224	(4.9)

Total Commercial Revenues	168,057	142,143	(15.4)	319,656	313,616	(1.9)

Total Commercial Revenues per Passenger	39.7	40.7	2.5	40.4	41.6	3.0
Figures in Colombian pesos at an average exchange rate of COP.250.0574 = Ps.1.00 Mexican pesos.

For the purposes of this table, approximately 122.8 and 100.7 thousand transit and general aviation passengers are included in 2Q22 and 2Q23, respectively, while 234.13 and 267.9 thousand transit and general aviation passengers are included in 6M22 and 6M23.

ASUR 2Q23 Page 15 of 26

Colombia Revenues

Total Revenues in Colombia declined 16.9% YoY to Ps.578.7 million. Excluding construction services, revenues declined 16.9% YoY, primarily due to the 17.5% decline in passenger traffic resulting from the suspension of operations of Viva Air and Ultra Air as of 1Q23.

Commercial Revenues per Passenger was Ps.40.7 compared to Ps.39.7 in 2Q22.

As shown in Table 26, 44 new commercial spaces were opened in Colombia in the last twelve months. Further detail of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q23	6M23
Retail	3.9%	11.6%	Food and beverage	12
Car rental	(0.7%)	17.0%	Retail	1
Duty free	(1.5%)	23.9%	Car rental	1
Banks and foreign exchange	(13.1%)	12.1%	Others revenues	29
Others revenues	(14.8%)	(9.2%)	Banks and foreign exchange	1
Teleservices	(18.2%)	(19.6%)	Total Commercial Spaces	44
Food and beverage	(20.6%)	18.8%
Car parking	(23.1%)	(18.4%)
Ground Transportation	(41.3%)	12.4%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising	(68.3%)	(38.7%)
Total Commercial Revenues	(15.4%)	(1.9%)

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Cost of Services	136,889	159,580	16.6	253,809	276,241	8.8
Technical Assistance	22,537		n/a	23,567		n/a
Concession Fees	133,571	114,166	(14.5)	246,094	238,600	(3.0)
Depreciation and Amortization	100,620	87,512	(13.0)	196,763	178,348	(9.4)
Operating Costs and Expenses Excluding Construction Costs	393,617	361,258	(8.2)	720,233	693,189	(3.8)
Construction Costs	709	723	2.0	1,905	6,790	256.4
Total Operating Costs & Expenses	394,326	361,981	(8.2)	722,138	699,979	(3.1)
Figures in pesos at an average exchange rate of COP.250.0574 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 8.2% YoY to Ps.362.0 million. Excluding construction costs, operating costs and expenses declined 8.2% YoY to Ps.361.3 million. This decrease was mainly driven by a lower concession, depreciation and amortization costs, which were partially offset by increases in professional fees, and provisions for uncollectible accounts resulting mainly from the suspension of operations of Viva Air and Ultra Air.

Cost of Services increased 16.6% YoY, or Ps.22.7 million.

Construction Costs increased 2.0% YoY, or Ps.0.01 million due to investments in furniture and equipment.

Concession Fees, which include fees paid to the Colombian government, declined 14.5% YoY, mainly reflecting the decrease in regulated and non-regulated revenues during the period.

ASUR 2Q23 Page 16 of 26

Depreciation and Amortization declined 13.0%.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six - Months		% Chg
	2022	2023		2022	2023
Interest Income	7,526	46,315	515.4	16,443	95,613	481.5
Interest Expense	194,672	(25,534)	n/a	176,308	(48,732)	n/a
Foreign Exchange Gain (Loss), Net	(498)	(506)	1.6	(488)	(521)	6.8
Total	201,700	20,275	(89.9)	192,263	46,360	(75.9)
Figures in pesos at an average exchange rate of COP.250.0574 = Ps.1.00 Mexican pesos.

During 2Q23, Airplan reported a Ps.20.3 million Comprehensive Financing Gain, compared to a Ps.201.7 million gain in 2Q22. This mainly reflects a Ps.223.7 million benefit obtained in 2Q22 from the amortization of the fair value of the loan originated by the acquisition of the Colombia business, which did not occur in 2Q23.

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter	% Chg		Six - Months	% Chg
	2022	2023		2022	2023
Total Revenues	696,314	578,694	(16.9)		1,300,319	1,242,014	(4.5)
Total Revenues Excluding Construction Revenues	695,605	577,971	(16.9)		1,298,414	1,235,224	(4.9)
Operating Profit	301,988	216,713	(28.2)		578,181	542,035	(6.3)
Operating Margin	43.4%	37.4%	(592 bps)		44.5%	43.6%	(82 bps)
Adjusted Operating Margin[1]	43.4%	37.5%	(592 bps)		44.5%	43.9%	(65 bps)
Net Profit	333,925	159,521	(52.2)		412,031	386,933	(6.1)
EBITDA	402,608	304,224	(24.4)		774,944	720,382	(7.0)
EBITDA Margin	57.8%	52.6%	(525 bps)		59.6%	58.0%	(160 bps)
Adjusted EBITDA Margin[2]	57.9%	52.6%	(524 bps)		59.7%	58.3%	(136 bps)
Figures in pesos at an average exchange rate of COP.250.0574 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

In 2Q23, ASUR's operations in Colombia reported an Operating Profit of Ps.216.7 million, compared to Ps.302.0 million in 2Q22. Operating margin was 37.4% in 2Q23 compared to an operating margin of 43.4% in 2Q22. Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, was 37.5% in 2Q23 compared to an adjusted operating margin of 43.4% in 2Q22.

EBITDA in 2Q23 was Ps.304.2 million resulting in an EBITDA margin of 52.6%. This compares to an EBITDA of Ps.402.6 million and an EBITDA margin of 57.8% in 2Q22.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, was 52.6% in 2Q23, compared to an adjusted EBITDA margin of 57.9% in 2Q22, mainly reflecting the impact in passenger traffic and bad debt provisions resulting from the suspension of two local airlines in Colombia in 1Q23.

Colombia Capital Expenditures

ASUR 2Q23 Page 17 of 26

During 2Q23, Airplan made capital investments of Ps.0.7 million compared to Ps.0.8 million in 2Q22. Accumulated capital investments for 1H23 amounted to Ps.6.7 million compared to Ps.1.7 million in 1H22.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.435.6 million in 2Q23.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second

ASUR 2Q23 Page 18 of 26

busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA Bancomer, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, JP Morgan, Nau Securities, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q23 Page 19 of 26

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Second Quarter		% Chg	Six - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		4,518,674	5,265,236	16.5	8,264,362	10,049,424	21.6
CUN	Cancun	2,559,200	3,006,582	17.5	4,640,847	5,603,062	20.7
CZM	Cozumel	30,605	45,886	49.9	74,751	77,927	4.2
HUX	Huatulco	230,832	211,125	(8.5)	423,787	426,297	0.6
MID	Merida	670,635	803,419	19.8	1,217,302	1,612,739	32.5
MTT	Minatitlan	25,385	34,380	35.4	45,681	59,712	30.7
OAX	Oaxaca	255,005	330,572	29.6	491,214	664,398	35.3
TAP	Tapachula	126,156	123,619	(2.0)	234,625	247,142	5.3
VER	Veracruz	313,267	386,267	23.3	579,513	724,413	25.0
VSA	Villahermosa	307,589	323,386	5.1	556,642	633,734	13.8
International Traffic		5,298,453	5,432,595	2.5	10,573,519	11,721,698	10.9
CUN	Cancun	5,013,842	5,147,284	2.7	9,974,141	11,035,502	10.6
CZM	Cozumel	124,010	109,398	(11.8)	256,292	267,601	4.4
HUX	Huatulco	16,299	17,745	8.9	58,632	75,107	28.1
MID	Mérida	65,253	76,358	17.0	124,921	169,099	35.4
MTT	Minatitlan	2,522	1,895	(24.9)	5,480	3,948	(28.0)
OAX	Oaxaca	43,842	46,562	6.2	90,477	101,632	12.3
TAP	Tapachula	3,227	3,756	16.4	6,471	9,443	45.9
VER	Veracruz	22,504	23,161	2.9	43,676	46,331	6.1
VSA	Villahermosa	6,954	6,436	(7.4)	13,429	13,035	(2.9)
Total Traffic México		9,817,127	10,697,831	9.0	18,837,881	21,771,122	15.6
CUN	Cancun	7,573,042	8,153,866	7.7	14,614,988	16,638,564	13.8
CZM	Cozumel	154,615	155,284	0.4	331,043	345,528	4.4
HUX	Huatulco	247,131	228,870	(7.4)	482,419	501,404	3.9
MID	Merida	735,888	879,777	19.6	1,342,223	1,781,838	32.8
MTT	Minatitlan	27,907	36,275	30.0	51,161	63,660	24.4
OAX	Oaxaca	298,847	377,134	26.2	581,691	766,030	31.7
TAP	Tapachula	129,383	127,375	(1.6)	241,096	256,585	6.4
VER	Veracruz	335,771	409,428	21.9	623,189	770,744	23.7
VSA	Villahermosa	314,543	329,822	4.9	570,071	646,769	13.5

US Passenger Traffic, San Juan Airport (LMM)
		Second Quarter		% Chg	Six - Months		% Chg
		2022	2023		2022	2023
SJU Total [1]		2,783,495	3,198,859	14.9	5,174,214	6,105,897	18.0
Domestic Traffic		2,542,024	2,850,826	12.1	4,755,038	5,492,755	15.5
International Traffic		241,471	348,033	44.1	419,176	613,142	46.3

Colombia, Passenger Traffic Airplan
		Second Quarter		% Chg	Six - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		3,415,937	2,723,025	(20.3)	6,467,279	5,899,180	(8.8)
MDE	Medellín (Rio Negro)	2,556,653	2,007,212	(21.5)	4,787,139	4,408,266	(7.9)
EOH	Medellín	301,813	293,556	(2.7)	588,333	568,942	(3.3)
MTR	Montería	379,410	278,379	(26.6)	750,665	637,819	(15.0)
APO	Carepa	67,284	51,210	(23.9)	131,047	100,841	(23.0)
UIB	Quibdó	88,217	87,045	(1.3)	172,360	171,315	(0.6)
CZU	Corozal	22,560	5,623	(75.1)	37,735	11,997	(68.2)
International Traffic		691,022	666,586	(3.5)	1,211,653	1,375,748	13.5
MDE	Medellín (Rio Negro)	691,022	666,586	(3.5)	1,211,653	1,375,748	13.5
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		4,106,959	3,389,611	(17.5)	7,678,932	7,274,928	(5.3)
MDE	Medellín (Rio Negro)	3,247,675	2,673,798	(17.7)	5,998,792	5,784,014	(3.6)
EOH	Medellín	301,813	293,556	(2.7)	588,333	568,942	(3.3)
MTR	Montería	379,410	278,379	(26.6)	750,665	637,819	(15.0)
APO	Carepa	67,284	51,210	(23.9)	131,047	100,841	(23.0)
UIB	Quibdó	88,217	87,045	(1.3)	172,360	171,315	(0.6)
CZU	Corozal	22,560	5,623	(75.1)	37,735	11,997	(68.2)

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 2Q23 Page 20 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces
(Pg. 1/1)
ASUR Retail and Other Commercial Space Opened since June 30, 2022[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Cancún Airport Services (minimarket)	Retail	July 2022
Mtrans MX FOX	Car Rental	August 2022
Comercial Ariete (Carflex)	Car Rental	August 2022
HSBC, SA. ATM	Banks and foreign exchange	September 2022
Wayan Natural Wear, S.A. de C.V.	Retail	December 2022
Ultra Boutique, S.A. de C.V.	Retail	December 2022
Comercializadora Lufra (FORZA MX)	Retail	December 2022
Hotelera Palace Resort	Other Revenues	December 2022
Global Lounge OP Mex, SA de CV	Other Revenues	December 2022
Cocos Caribe 770	Retail	June 2023
Cozumel
HSBC, SA. ATM	Banks and foreign exchange	July 2022
Huatulco
Promotora de Espectáculos Deportivos SA de CV	Retail	April 2023
Mérida
Comercializadora PIU SA de CV	Retail	April 2023
Ultra Boutique SA de CV	Retail	May 2023
Plersa SA de CV	Retail	May 2023
Unión Masa México SA de CV	Retail	June 2023
Oaxaca
Transportes Pochutla, SA de CV	Ground Transportation	January 2023
Turismo Gargo, SA de CV	Car Rental	February 2023
Rent A Matic Itza SA de CV	Car Rental	June 2023
Tapachula

SAN JUAN, PUERTO RICO
Clear Secure Inc	Other Revenues	November 2022
Udon	Food and Beverage	January 2023
Ocean Lab	Food and Beverage	April 2023
PR Arrivals Store	Duty Free	April 2023
COLOMBIA
Rionegro
Euro Servicios S.A.S.	Banks and foreign exchange	August 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Caribbean Support and Flight Services S.A.S.	Other Revenues	September 2022
Latam Airlines Peru S.A.	Other Revenues	November 2022
Girag S.A.	Other Revenues	November 2022
Arajet	Other Revenues	December 2022
Franquicias y Concesiones S.A	Food and Beverage	December 2022
Ramirez Arana Y Cia S.A.S.	Other Revenues	December 2022
Pamay 5 S.A.S	Car Rental	December 2022
Distribuciones y Licores Juanito S.A.S	Other Revenues	December 2022
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	March 2023
Golden Flight LTDA	Other Revenues	April 2023
Professional Aircraft Cleaning Services SAS	Other Revenues	May2023
Olaya herrera
1900 Café S.A.S	Food and Beverage	August 2022
WINGS TRADE SUPPORT S.A.S.	Other Revenues	August 2022
Moon Flight Services S.A.S	Other Revenues	August 2022
Aerotalleres del Oriente S.A.S.	Other Revenues	August 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	September 2022
Escuela de Aviación Flying S.A.S	Other Revenues	November 2022
Colcharter IPS SAS	Other Revenues	December 2022
Franquicias y Concesiones S.A	Food and Beverage	December 2022
CNV Volar S.A.S.	Other Revenues	December 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	February 2023
Hector Antonio Velazquez Mira	Food and Beverage	March 2023
German Arango	Other Revenues	April 2023
Departamento de Antioquia	Other Revenues	May 2023
Moon Flight Services S.A.S	Other Revenues	May 2023
Montería
Toolbox Services MRO SAS	Other Revenues	September 2022
Ultra Air SAS	Other Revenues	September 2022
Restcafe S A S	Food and Beverage	December 2022
Pacifica de Aviación S.A.S.	Other Revenues	February 2023
Aeropuerto DG S.A.S	Food and Beverage	June 2023
Corozal

ASUR 2Q23 Page 21 of 26

Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	November 2022
Carolina de las Mercedes Perez Aanaya	Food and Beverage	March 2023
Carepa
Satena	Other Revenues	January 2023
Centro de Servicios
Yomaira Asprilla Potes	Food and Beverage	August 2022
Inversiones Grupo AZ S.A.S.	Other Revenues	August 2022
Icetex	Other Revenues	June 2023

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q23 Page 22 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	2Q 2022	2Q 2022 Per Workload Unit	2Q 2023	2Q 2023 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,881,200	243.9	2,043,242	247.5	8.6	1.5
Non-Aeronautical Revenues	1,474,988	191.3	1,574,229	190.7	6.7	(0.3)
Construction Services Revenues	177,312	23.0	29,234	3.5	(83.5)	(84.8)
Total Revenues	3,533,500	458.2	3,646,705	441.7	3.2	(3.6)
Operating Profit	2,194,896	284.6	2,274,933	275.6	3.6	(3.2)
EBITDA	2,346,605	304.3	2,446,113	296.3	4.2	(2.6)
Merida
Aeronautical Revenues	187,046	234.7	247,205	262.7	32.2	11.9
Non-Aeronautical Revenues	38,799	48.7	55,886	59.4	44.0	22.0
Construction Services Revenues	95,449	119.8	10,850	11.5	(88.6)	(90.4)
Other [2]	27	-	24	-	(11.1)	n/a
Total Revenues	321,321	403.2	313,965	333.6	(2.3)	(17.3)
Operating Profit	125,780	157.8	176,488	187.6	40.3	18.9
EBITDA	141,184	177.1	197,816	210.2	40.1	18.7
Villahermosa
Aeronautical Revenues	78,924	240.6	95,821	280.2	21.4	16.5
Non-Aeronautical Revenues	15,459	47.1	18,242	53.3	18.0	13.2
Construction Services Revenues	28,747	87.6	11,612	34.0	(59.6)	(61.2)
Other [2]	22	0.1	23	0.1	4.5	-
Total Revenues	123,152	375.4	125,698	367.6	2.1	(2.1)
Operating Profit	46,485	141.7	62,668	183.2	34.8	29.3
EBITDA	55,842	170.3	73,627	215.3	31.8	26.4
Other Airports [3]
Aeronautical Revenues	319,115	262.9	380,110	280.5	19.1	6.7
Non-Aeronautical Revenues	51,698	42.6	52,606	38.8	1.8	(8.9)
Construction Services Revenues	209,188	172.3	22,096	16.3	(89.4)	(90.5)
Other [2]	73	0.1	76	0.1	4.1	-
Total Revenues	580,074	477.9	454,888	335.7	(21.6)	(29.8)
Operating Profit	183,602	151.2	217,329	160.4	18.4	6.1
EBITDA	231,043	190.3	275,542	203.4	19.3	6.9
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	302,253	n/a	347,843	n/a	15.1	n/a
Total Revenues	302,253	n/a	347,843	n/a	15.1	n/a
Operating Profit	284,699	n/a	329,265	n/a	15.7	n/a
EBITDA	283,596	n/a	329,269	n/a	16.1	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(302,375)	n/a	(347,967)	n/a	15.1	n/a
Total Mexico
Aeronautical Revenues	2,466,285	245.4	2,766,378	254.0	12.2	3.5
Non-Aeronautical Revenues	1,580,944	157.3	1,700,963	156.2	7.6	(0.7)
Construction Services Revenues	510,696	50.8	73,792	6.8	(85.6)	(86.6)
Total Revenues	4,557,925	453.5	4,541,133	417.0	(0.4)	(8.0)
Operating Profit	2,835,462	282.1	3,060,683	281.0	7.9	(0.4)
EBITDA	3,058,270	304.3	3,322,367	305.0	8.6	0.2
San Juan Puerto Rico, US [5]
Aeronautical Revenues	540,053	n/a	508,939	n/a	(5.8)	n/a
Non-Aeronautical Revenues	445,305	n/a	470,703	n/a	5.7	n/a
Construction Services Revenues	80,112	n/a	56,974	n/a	(28.9)	n/a
Total Revenues	1,065,470	n/a	1,036,616	n/a	(2.7)	n/a
Operating Profit	572,419	n/a	626,681	n/a	9.5	n/a
EBITDA	579,751	n/a	533,715	n/a	(7.9)	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	-	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	527,452	n/a	435,659	n/a	(17.4)	n/a
Non-Aeronautical Revenues	168,153	n/a	142,312	n/a	(15.4)	n/a
Construction Services Revenues	709	n/a	723	n/a	2.0	n/a
Total Revenues	696,314	n/a	578,694	n/a	(16.9)	n/a
Operating Profit	301,988	n/a	216,713	n/a	(28.2)	n/a
EBITDA	402,608	n/a	304,224	n/a	(24.4)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	-	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,533,790	n/a	3,710,976	n/a	5.0	n/a
Non-Aeronautical Revenues	2,194,402	n/a	2,313,978	n/a	5.4	n/a
Construction Services Revenues	591,517	n/a	131,489	n/a	(77.8)	n/a
Total Revenues	6,319,709	n/a	6,156,443	n/a	(2.6)	n/a
Operating Profit	3,709,869	n/a	3,904,077	n/a	5.2	n/a
EBITDA	4,040,629	n/a	4,160,306	n/a	3.0	n/a

ASUR 2Q23 Page 23 of 26

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 2Q2023.
[6] Reflects the results of operation of Airplan, Colombia, for 2Q2023.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to June 30, 2023 and 2022
Thousands of mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2022	2023	Chg	2022	2023	Chg
Revenues
Aeronautical Services	6,715,806	7,588,394	13.0	3,533,790	3,710,976	5.0
Non-Aeronautical Services	4,186,884	4,736,590	13.1	2,194,402	2,313,978	5.4
Construction Services	842,824	280,868	(66.7)	591,517	131,489	(77.8)
Total Revenues	11,745,514	12,605,852	7.3	6,319,709	6,156,443	(2.6)

Operating Expenses
Cost of Services	1,703,058	2,120,655	24.5	890,975	996,144	11.8
Cost of Construction	842,824	280,868	(66.7)	591,517	131,489	(77.8)
General and Administrative Expenses	142,130	153,566	8.0	72,825	76,325	4.8
Technical Assistance	332,370	364,745	9.7	182,945	174,434	(4.7)
Concession Fee	682,839	743,193	8.8	365,741	365,620	(0.0)
Depreciation and Amortization	1,004,164	1,025,097	2.1	505,837	508,354	0.5
Total Operating Expenses	4,707,385	4,688,124	(0.4)	2,609,840	2,252,366	(13.7)

Other Revenues	45,547		n/a

Operating Income	7,083,676	7,917,728	11.8	3,709,869	3,904,077	5.2

Comprehensive Financing Cost	(133,308)	(857,832)	543.5	108,321	(329,992)	(404.6)

Income Before Income Taxes	6,950,368	7,059,896	1.6	3,818,190	3,574,085	(6.4)

Provision for Income Tax	1,599,799	1,706,288	6.7	911,878	848,754	(6.9)
Deferred Income Taxes	156,338	101,950	(34.8)	61,843	75,918	22.8

Net Income for the Year	5,194,231	5,251,658	1.1	2,844,469	2,649,413	(6.9)

Majority Net Income	4,855,257	4,957,073	2.1	2,661,548	2,444,711	(8.1)
Non- controlling interests	338,974	294,585	(13.1)	182,921	204,702	11.9

Earning per Share	16.1842	16.5236	2.1	8.8718	8.1490	(8.1)
Earning per American Depositary Share (in U.S. Dollars)	9.4447	9.6427	2.1	5.1774	4.7556	(8.1)
Exchange Rate per Dollar Ps.17.1358

ASUR 2Q23 Page 24 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022
Thousands of Mexican pesos

Item	June 2023	December 2022	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	14,474,035	13,174,991	1,299,044	9.9
Cash and cash equivalents restricted	1,403,467	1,420,728	(17,261)	(1.2)
Accounts Receivable, net	1,950,469	2,541,923	(591,454)	(23.3)
Document Receivable	100,696	148,618	(47,922)	(32.2)
Recoverable Taxes and Other Current Assets	988,707	793,910	194,797	24.5
Total Current Assets	18,917,374	18,080,170	837,204	4.6

Non Current Assets
Machinery, Furniture and Equipment, net	163,717	171,004	(7,287)	(4.3)
Intangible assets, airport concessions and Goodwill-Net	49,357,081	52,658,081	(3,301,000)	(6.3)
investment in Joint Venture	305,885	10,266	295,619	2,879.6
Total Assets	68,744,057	70,919,521	(2,175,464)	(3.1)

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	246,488	307,068	(60,580)	(19.7)
Bank Loans and short term debt	1,881,660	1,869,996	11,664	0.6
Accrued Expenses and Others Payables	5,685,277	3,386,909	2,298,368	67.9
Total Current Liabilities	7,813,425	5,563,973	2,249,452	40.4

Long Term Liabilities
Bank Loans	2,652,397	3,442,804	(790,407)	(23.0)
Long Term Debt	8,613,270	9,891,961	(1,278,691)	(12.9)
Deferred Income Taxes	2,922,298	2,972,522	(50,224)	(1.7)
Employee Benefits	34,391	32,654	1,737	5.3
Total Long Term Liabilities	14,222,356	16,339,941	(2,117,585)	(13.0)

Total Liabilities	22,035,781	21,903,914	131,867	0.6

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,285,392	256,835	11.2
Mayority Net Income for the Period	4,957,073	9,986,548	(5,029,475)	(50.4)
Cumulative Effect of Conversion of Foreign Currency	(1,737,146)	(717,910)	(1,019,236)	142
Retained Earnings	26,050,181	22,299,468	3,750,713	16.8
Non- Controlling interests	7,128,665	7,394,833	(266,168)	(3.6)
Total Stockholders' Equity	46,708,276	49,015,607	(2,307,331)	(4.7)

Total Liabilities and Stockholders' Equity	68,744,057	70,919,521	(2,175,464)	(3.1)
Exchange Rate per Dollar Ps.17.1358

ASUR 2Q23 Page 25 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods of January 1, to June 30, 2023 and 2022
Thousands of mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2022	2023	Chg	2022	2023	Chg
Operating Activities
Income Before Income Taxes	6,950,368	7,059,896	1.6	3,818,190	3,574,085	(6.4)

Depreciation and Amortization	1,004,164	1,025,097	2.1	505,837	508,354	0.5
Interest Income	(154,497)	(561,730)	263.6	(74,129)	(296,670)	300.2
Interest payables	246,929	587,670	138.0	20,828	281,678	1,252.4
Foreign Exchange Gain (loss), Net Unearned		803,508	n/a		311,571	n/a
Sub-Total	8,046,964	8,914,441	10.8	4,270,726	4,379,018	2.5
Trade Receivables	(109,434)	640,978	(685.7)	(216,605)	493,579	n/a
Recoverable Taxes and other Current Assets	(635,942)	(47,622)	(92.5)	(226,181)	49,527	n/a
Income Tax Paid	(1,103,728)	(2,103,207)	90.6	(717,780)	(1,378,343)	92.0
Trade Accounts Payable	315,090	(506,008)	n/a	292,637	(450,754)	n/a

Net Cash Flow Provided by Operating Activities	6,512,950	6,898,582	5.9	3,402,797	3,093,027	(9.1)

Investing Activities
Loans Granted to Third Parties	(35,100)	47,922	n/a		47,922	n/a
Recovery Investment Joint Venture ADG Airport		6,802	n/a		6,802	n/a
Investment in joint venture ASUR Dominicana		(305,885)	n/a		(305,885)	n/a
Restricted Cash	(1,217,593)	(149,538)	(87.7)	(131,191)	(85,465)	(34.9)
Investments in Machinery, Furniture and Equipment, net	(752,682)	(295,921)	(60.7)	(436,865)	(152,927)	(65.0)
Interest Income	148,760	495,116	232.8	69,700	261,861	275.7

Net Cash Flow used by Investing Activities	(1,856,615)	(201,504)	(89.1)	(498,356)	(227,692)	(54.3)

Excess Cash to Use in Financing Activities	4,656,335	6,697,078	43.8	2,904,441	2,865,335	(1.3)

Bank Loans
Bank Loans Paid		(712,500)	n/a		(50,000)	n/a
Long Term Debt Paid	(963,535)	(99,786)	(89.6)	(794,511)		n/a
Interest Paid	(556,581)	(549,196)	(1.3)	(228,208)	(139,060)	(39.1)
Dividends Paid	(4,509,000)	(2,979,000)	(33.9)	(4,509,000)	(2,979,000)	(33.9)

Net Cash Flow used by Financing Activities	(6,029,116)	(4,340,482)	(28.0)	(5,531,719)	(3,168,060)	(42.7)

Net Increase in Cash and Cash Equivalents	(1,372,781)	2,356,596	(271.7)	(2,627,278)	(302,725)	(88.5)

Cash and Cash Equivalents at Beginning of Period	8,770,062	13,174,991	50.2	9,962,212	15,108,236	51.7

Exchange Gain on Cash and Cash Equivalents	(66,198)	(1,057,552)	1,497.6	(3,851)	(331,476)	8,507.5

Cash and Cash Equivalents at the End of Period	7,331,083	14,474,035	97.4	7,331,083	14,474,035	97.4

ASUR 2Q23 Page 26 of 26